August 18, 2015

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

         Form 10-K for Fiscal Year Ended December 31, 2014

         Filed February 24, 2015

         File No. 1-32886

Dear Mr. Skinner:

Set forth below is the response of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2015, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed February 24, 2015 (the “Form 10-K”).

If following a review of the information set forth below the Staff has further questions regarding our response, we respectfully request an opportunity to discuss this response letter further with the Staff.

For your convenience, our response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 66

Notes to Consolidated Financial Statements, page 72

Note 6. Fair Value Measurements, page 81

1.

Provide us with a reasonable detailed summary of the impairment testing performed for your proved crude oil and natural gas properties as of December 31, 2014. Identify and explain your basis for all key assumptions made, including those related to prices, volumes, costs and discount rates. To the extent that revenues from quantities other than proved reserves were included in the analysis, clarify those quantities and explain whether and how they have been risk adjusted. To the extent that you have used a 10% discount factor, explain how that is consistent with the disclosure in your risk factors section which indicates “the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor.”

Response:

Note 6 – Fair Value Measurements in the Notes to Consolidated Financial Statements (“Note 6”) included in our Form 10-K summarizes the impairment testing we performed as of December 31, 2014 and explains that we conduct impairment tests of long-lived assets having proved reserves on a field-by-field basis each quarter. Note 6 further explains each of the key assumptions we used in conducting our impairment testing as of December 31, 2014, including the assumptions we used for future production, future commodity prices, future operating costs, field life and discount rate.

Our initial test of impairment is performed by comparing the projected undiscounted future net cash flows calculated using the assumptions described below and in Note 6 to the net book value of our oil and gas properties on a field-by-field basis. In the event net book value exceeds the undiscounted future net cash flows, we estimate the current fair value using the methodology described below and in Note 6 and record an impairment equal to the difference between net book value and estimated fair value.

Oil and gas reserve volumes used for the impairment tests are determined based on assumptions we believe would be used by market participants, which include estimated net cash flows from proved reserves and may include an amount of risk-adjusted probable and possible reserves when such reserves exist and are economically recoverable. No probable or possible reserves were considered in our impairment assessment at December 31, 2014.

Commodity price assumptions used for the December 31, 2014 impairment tests were based on publicly available average annual future commodity strip prices for the first five years after year-end and were then escalated at 3% per year thereafter. Price assumptions were adjusted for location and quality differentials specific for each property. Operating cost assumptions for the first year subsequent to December 31, 2014 were based on costs incurred in the immediately preceding year and beginning in year two were escalated at 3% per year thereafter. The 3% escalation factor for commodity prices and operating costs was based on a review of long-term historical CPI and COPAS inflation rates. The escalation factor reflects a long-term time frame that corresponds with the productive lives of our oil and gas properties.

The resulting net cash flows using the assumptions described above were discounted at 10%, which we believe is consistent with a rate a market participant would consider in evaluating the fair value of onshore domestic proved oil and gas reserves as discussed in further detail below.

The Staff’s comment letter refers to our risk factor disclosure that states “the 10% discount factor we use when calculating discounted future net revenues may not be the most appropriate discount factor.” This disclosure is contained in the risk factor titled “The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves and, in particular, may be reduced due to the recent significant decline in commodity prices.” The purpose of this risk factor is to emphasize that the present value of future net revenues calculated in accordance with Commission rules (“Standardized Measure”) may not represent fair value due to a variety of factors including the Commission’s requirement to use historical prices versus estimates of future prices, among others. Further, the determination of Standardized Measure in accordance with Commission rules requires the use of a 10% discount rate. Fair value, on the other hand, may be calculated using a discount rate that is different than 10% and may be calculated by applying adjustments for other factors not permitted in the Standardized Measure calculation. For instance, factors such as probable and possible reserves may be taken into consideration when determining fair value when justified by economic conditions, as well as actual or planned drilling activities, other development activities, escalating prices, and other factors.

Market participants utilize oil and gas reserve data in a variety of ways and may apply different valuation assumptions, discount rates, and methodologies in estimating the fair value of oil and gas properties. Accordingly, discount rates and other valuation assumptions are subject to judgment and may vary considerably among market participants depending on a market participant’s investment objectives, rate of return requirements, and cost of capital.

In reviewing the estimate of discounted future net revenues used for our impairment testing at December 31, 2014, Company management evaluated the appropriate discount rate to apply in determining fair value and concluded that a discount rate of 10% is reasonable. From our experience, we believe a 10% discount rate is commonly used by oil and gas industry peers, analysts, and investors in evaluating the monetary significance of oil and gas properties and for comparing the size and value of proved reserves among companies in our industry. Further, we commonly use a discount rate of 10% in our own internal evaluations of the fair value of oil and gas property acquisition targets. Accordingly, we believe a 10% discount rate is consistent with a rate a market participant would consider in evaluating onshore domestic proved oil and gas reserves and produces a reasonable estimate of fair value.

In connection with responding to the Staff’s comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9110.

Sincerely,

/s/ John D. Hart
John D. Hart Senior Vice President, Chief Financial Officer and Treasurer

ESE/tm

cc:	Diane Fritz, U.S. Securities and Exchange Commission

        Eric S. Eissenstat, Senior Vice President, General Counsel, Chief Risk Officer & Secretary

        David P. Oelman, Vinson & Elkins LLP

        Michael S. Telle, Vinson & Elkins LLP